UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

2007 FIRST QUARTER RESULTS

SIGNATURES

On revenues of €13.7 billion in the first quarter of 2007, up 8.9% from 2006, Fiat Group posted the 9th consecutive quarterly year-over-year improvement in trading profit (IFRS based), up 84% to €595 million. All major businesses contributed to the improvement: the Automobiles businesses result more than quadrupled to €222 million (€173 million better than 2006), Iveco (trucks) more than doubled its performance, up €80 million to €150 million, while the Agricultural and Construction Equipment business improved €52 million to €189 million (+50% in US dollar terms). Net income at €376 million is €225 million or 149% better than the prior year. Net industrial debt dipped below €1.3 billion, a €0.5 billion improvement over December 2006 levels.

Group targets are confirmed for 2007, with year-end net industrial debt now foreseen below €1 billion.

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for the first quarter 2007.

  Group revenues rose 8.9% to €13.7 billion, with all businesses up on the prior year: the main drivers of this growth were Automobiles, which increased by 11.2% to €6.8 billion and Trucks, which achieved a 20.1% increase to €2.5 billion:
  Continued success of recently launched and established models enabled Fiat Group Automobiles to sell 541,200 units, its highest level since 2001.
  Iveco benefited from strong trading conditions in Western Europe and improved performances in Eastern Europe and Latin America, with volumes reaching the highest first quarter level in its trading history.
  Agricultural and Construction equipment (CNH) revenues were up 10.6% in US dollar terms (1.5% reported).
  Trading profit rose to €595 million (+84%) with all major Sectors showing gains:
  Automobiles’ trading profit rose €173 million to €222 million, on the back of a marked improvement by Fiat Group Automobiles which posted a trading profit of €192 million (3.1% of revenues) from €57 million (1% of revenues).
  Iveco posted its best ever first quarter trading profit, at €150 million from €70 million, with margins moving to 6% from 3.4%.
  Agricultural and Construction Equipment business improved by 50% in US dollar terms to €189 million (7% on sales), driven by strong sales and market share gains in key portions of the agricultural markets, and strong performance of Construction equipment outside the US.
  Components & Production systems were nearly unchanged, but up €21 million excluding Comau.
  Net industrial debt was reduced by nearly €500 million from year-end levels to €1,277 million, driven by positive operating performance and disposal of non-core assets.
  All sectors confirm 2007 objectives, with Group net industrial debt levels expected to dip below €1 billion by year-end (without considering the impact of share buy-backs).

The Group

Fiat Group had revenues of €13.7 billion in Q1 2007, up 8.9% from the same period in 2006. The improvement was largely attributable to the Automobiles and Trucks businesses.

With revenues of €6.8 billion, the Automobiles businesses grew by 11.2% from Q1 2006. All sectors contributed to this positive performance: with revenues of €6.3 billion, Fiat Group Automobiles grew by 10.2%; Ferrari and Maserati also posted large year-over-year improvement.

Iveco (trucks) had revenues of €2.5 billion, an increase of 20.1% due to a sharp increase in sales volumes and improved pricing.

Agricultural and Construction Equipment businesses had revenues of €2.7 billion (+1.5% reported, +10.6% in US dollar terms), driven by improved mix and better pricing.

Revenues in the Components and Production Systems businesses totaled €3.2 billion. The slight increase (+1.2% from Q1 2006) reflects diverging performances in the various sectors. Revenues increased by 8.2% at Fiat Powertrain Technologies. At Magneti Marelli, revenues increased by 2.7% (7.4% on a scope-comparable basis). On the other hand, revenues were down 10% on a comparable basis at Teksid (weak US markets) and 25.2% at Comau (structural decline in the industry’s investment levels).

Trading profit totaled €595 million, 84% better than Q1 2006, with margins moving to 4.4% from 2.6%. The contribution of the Automobiles businesses was key in achieving this improvement: in particular, trading profit at Fiat Group Automobiles grew by €135 million to €192 million, resulting in a trading margin of 3.1% (1.0% in Q1 2006). Iveco’s trading profit increased by 114% to €150 million, with margins of 6.0% (3.4% in Q1 2006). Agricultural and Construction Equipment (CNH) trading profit also increased significantly to €189 million (+ €52 million in reported terms, 50% higher in US dollars), equal to 7% of revenues. In the Components and Production Systems businesses, the improvements reported by Fiat Powertrain Technologies, Magneti Marelli and Teksid were offset by losses at Comau, a business currently undergoing a restructuring process started in the last part of 2006. Excluding the impact of Comau, the trading profit of these businesses increased by €21 million.

In Q1 2007, Fiat Group achieved an operating income of €595 million, with unusual items netting out to nil.

In Q1 2007 net financial expenses totaled €57 million (€135 million in 2006) which includes the positive contribution of a €91 million (€33 million in Q1 2006) gain on two stock-options related equity swaps.

Income before taxes totaled €574 million, two and half times 2006 levels of €232 million. The €342 million improvement is due in the main to the increase of €272 million in operating results, as well as to lower net financial expenses for €78 million.

Net income before minority interest for the first quarter of 2007 was €376 million, compared with €151 million in the same period of 2006.

The Group generated net industrial cash flow (change in net industrial debt excluding capital contributions, dividends paid and foreign exchange translation differences) of approximately €0.5 billion, reflecting positive business performance and proceeds from the disposal of non-core businesses.

Net industrial debt consequently decreased by approximately €0.5 billion to €1.3 billion.

The Group’s cash position at March 31, 2007 was approximately €7.6 billion (€8.0 billion at the end of 2006).

Automobiles

The Automobiles businesses posted revenues of €6.8 billion in Q1 2007, up 11.2% from the same period in 2006 due to the sharp increase in sales volumes. Fiat Group Automobiles, which adopted its new name on February 1, 2007, and comprises the Fiat, Alfa Romeo, Lancia and Fiat Professional brands, had revenues of €6.3 billion, up 10.2% from Q1 2006.

With 541,200 units sold, volumes of Fiat Group Automobiles increased by 11.6%, although Q1 2006 already reflected the impact of the launch of the Grande Punto while Q1 2007 does not yet reflect the market impact of the introduction of the new C-segment Fiat vehicle (Bravo). Approximately 355,600 units were sold in Western Europe, an increase of 6.7%. Fiat Panda retained its leadership position in the A segment and Punto was one of the best-selling models in its segment. Orders for the Fiat Bravo, which went on sale in Italy in February and in March in France, had topped 29,000 units and 11,000 units sold in the quarter.

The Western European automobile market contracted by 1.1% from Q1 2006. This performance was impacted by the sharp contraction in German demand (-10%), and to a lesser extent in France (-1.4%) and Spain (-0.7%), offset by growth in Italy (+4.1%) and the UK (+2.9%). Demand rose by 24.5% in Poland and 17.4% in Brazil.

Deliveries of Fiat Group Automobiles remained at high levels, outperforming the markets in all key European countries. Volumes rose by 8.2% in Italy, 19.4% in Spain, 13.4% in France, and 8.3% in Great Britain. In Germany, deliveries dropped by 3.9%, much less than the market decline.

The market share of Fiat Group Automobiles continued to grow, reaching 31.8% in Italy (+1.2 percentage points) and 8.5% in Western Europe (+0.5 percentage point), where it reacquired 5th spot in the rankings of European car producers, a position it last held in 2001.

Deliveries rose by 25.1% in Brazil compared with Q1 2006, reaching a market share of 24.8% (+1.1 percentage points). Deliveries in Poland increased by 1.4%, and market share rose by 0.6 percentage points to 10.9%.

A total of 94,100 light commercial vehicles were delivered, an increase of 28.5% from Q1 2006. In Western Europe, while demand rose by 3.9%, Fiat Light Commercial Vehicles deliveries increased 21.3% to 59,400 units. The Group’s LCV market share was 10.6% in Western Europe (+0.6 percentage point) and 42.0% in Italy, unchanged with respect Q1 2006.

Fiat Group Automobiles had a trading profit of €192 million in Q1 2007 a significant improvement from the €57 million reported in Q1 2006. The increase is mainly attributable to higher volumes, a more favorable product mix following the introduction of new models, more efficient absorption of fixed production costs, net of higher advertising costs for the launch of new models and increased R&D expenses reflecting recent investments in the rejuvenation of the product portfolio. Trading profit was also positively impacted by a one-off gain net of one-off costs of approximately €40 million.

In Q1 2007, Fiat strengthened its presence in the most important market segment (C) in Europe with the launch of the Bravo which has received a good level of acceptance. The Bravo was the first model to sport the Fiat brand’s new logo, while the Lancia brand also introduced a new corporate identity. Highlights of the Geneva Auto Show included the re-launch of the historic Abarth brand by Fiat. Alfa Romeo introduced a diesel version of the Alfa Spider (first diesel fuelled model in the segment), which has been available in Italy and Germany since mid-February and will be gradually launched in other countries.

Maserati had revenues of €167 million in Q1 2007, up 38% from the same period of 2006. The sharp increase is largely attributable to the good sales performance of the new automatic version of the Quattroporte launched in January, which is selling well on all markets.

A total of 1,841 units were delivered to the dealer network, 38.2% more than in Q1 2006.

Higher sales volumes and major cost efficiency gains brought the trading result near to break even, representing a major improvement from the €19 million trading loss reported in Q1 2006.

The new Maserati Granturismo, expected to reach markets in Q3 2007, was presented at the Geneva Motor Show in March.

Ferrari had revenues of €381 million. The 20.2% increase from the same period of 2006 is attributable to strong sales of the 599 GTB Fiorano and of the coupé, spider and challenge versions of the F430. During Q1 2007, deliveries to the sales network totaled 1,596 units, up 26.1% from Q1 2006.

Ferrari closed the first three months of 2007 with a trading profit of €31 million, posting a strong improvement (+€20 million) on Q1 2006. This positive change is mainly attributable to higher sales volumes and efficiency gains across the organization.

Agricultural and Construction Equipment

CNH - Case New Holland revenues in Q1 2007 amounted to €2.7 billion, an increase of 1.5% over Q1 2006 (+10.6% on a US dollar basis). This increase is due to the combined impact of lower volumes more than offset by a much better mix, primarily due to increased sales of higher horsepower agricultural tractors and combines, and improved pricing in both the agricultural and construction equipment segments.

The global market for agricultural equipment decreased by 4% compared to Q1 2006. Demand rose by 1% in North America with higher sales of tractors and combine harvesters. In Latin America, the market increased significantly, in both combines and tractors. The market for combine harvesters was down slightly in Western Europe while it increased slightly for tractors. In the rest of world countries market was down despite strong demand for combine harvesters.

The global construction equipment market grew by 10% in comparison with Q1 2006. Demand for both heavy and light equipment grew sharply in all geographic regions except North America, which reported a significant decline (-14%).

CNH unit deliveries of tractors across all horsepower classes declined by 7% with respect to Q1 2006, although in the 40+ horsepower range (which represent the core of CNH’s agricultural activities), volumes were down only 2.6%. These results were wholly attributable to the combined effect of destocking efforts and a shift in commercial emphasis towards higher horsepower equipment. More significantly, both Case IH and New Holland increased retail penetration, with market share gains in North America and Europe. Overall deliveries of combine harvesters were up sharply (+10%) reflecting strong demand in Latin America and Rest of World, more than offsetting declines in North America and Western Europe. Also in combines, Case IH and New Holland continued to gain market share in North America, Europe and Latin America.

CNH construction equipment deliveries were essentially flat compared to Q1 2006, reflecting higher volume in virtually all markets and a decline, consistent with overall market performance, in North America.

CNH closed Q1 2007 with a trading profit of €189 million, an increase of €52 million from Q1 2006 (50% up on a US dollar basis). The increase in volume/mix and prices in both equipment segments and production cost efficiency gains amply compensated for higher costs connected with product quality improvements and brand-enhancement initiatives.

In Q1 2007, New Holland Agricultural Equipment launched two important tractor lines in the 100 to 213 hp range, the T6000 and T7000. Case IH Agricultural Equipment began shipping the new PUMA tractors and its new Axial-Flow 7010 Combine Harvester. New Holland Construction Equipment and Case Construction Equipment both launched new Tier 3 emission-compliant products.

Trucks and commercial vehicles

In Q1 2007, Iveco revenues totaled €2.5 billion (+20.1%), as a result of higher sales volumes and improved pricing.

Western European demand for commercial vehicles (curb weight ≥ 2.8 tons) recorded an overall increase of 6.9% compared with Q1 2006 (light vehicles +8.8%, heavy vehicles +5.1%, medium vehicles -7.9%). Demand rose in all major European countries, with the exception of the UK.

Iveco delivered a total of 47,900 vehicles, up 14.2% from Q1 2006. In Western Europe a total of 35,700 vehicles were delivered (+9.8%), with significant improvements in the key European countries: France (+17.5%), Germany (+16.3%), Italy (+10.8%) and Spain (+14.0%). The sole exception was UK, where sales were negatively impacted by a contraction in demand. In the rest of the world, sales volumes were up significantly in Eastern Europe (+59%) and Latin America (+42%).

Iveco’s market share in Western Europe stood at 10.3%, virtually unchanged from Q1 2006 (+0.1 percentage point), as market shares improved in heavy and light-range vehicles but declined in medium-range vehicles. At the country level, market shares contracted in Italy and Germany, and posted increases in Spain, UK and France.

Iveco’s trading profit in Q1 2007 was €150 million (6% of revenues), a sharp improvement from the €70 million trading profit (3.4% of revenues) of Q1 2006. The increase was mainly attributable to higher volumes and better pricing resulting from the improvement in product value positioning with customers and the strong performance of heavy vehicles.

Iveco Daily, with 26.000 unites sold in the Q1 2007, is outperforming initial projections.

In March, Iveco launched the new Stralis, the latest evolution of its heavy-range on-road vehicles.

Components and Production Systems

Fiat Powertrain Technologies (FPT) had revenues of €1.7 billion in Q1 2007, up 8.2% from Q1 2006. Sales to Fiat Group companies accounted for 73% of the total (74% in 2006), with the balance representing sales to third parties and joint ventures.

Revenues of the Passenger & Commercial Vehicles product line increased by 5.6% to €935 million, with 74% of production earmarked for Group customers. During the quarter the Sector sold a total of 634,000 engines (+4.5%) and 501,000 transmissions (+15.5%).

Revenues of the Industrial & Marine product line amounted to €768 million, an increase of 10.8% mainly resulting from sales to the Fiat Group. 125,000 engines were delivered (+5.9%), mainly earmarked for Iveco and CNH (62% of total) and Sevel, a joint venture for the production of light commercial vehicles. 32,000 transmissions (-13.3%) and 77,000 axles (+15.4%) were also sold.

In Q1 2007, Fiat Powertrain Technologies had a trading profit of €44 million, up from €34 million in Q1 2006. Growth stemmed from higher volumes and significant cost efficiencies.

In Q1 2007 Magneti Marelli had revenues of €1.2 billion, up 2.7% from Q1 2006. Based on the same scope of activities, revenues increased by 7.4%, due to higher sales to Fiat Group Automobiles, the positive performance of the Brazilian market and increased sales of new applications in the Nafta area.

Trading profit totaled €45 million, up €3 million from Q1 2006. The improvement was due to higher sales volumes and streamlining of the cost base, which offset competitive pressure on sales and higher raw material prices.

Teksid had revenues of €212 million, down 18.5% from Q1 2006. Excluding the impact of the sale of the Magnesium Business Unit, the decrease would have amounted to 10% due to lower sales volumes in North America.

Teksid closed the quarter with a trading profit of €20 million (€12 million in Q1 2006). On a comparable scope of operations the increase would have amounted to €11 million, mainly due to efficiency gains.

Comau had revenues of €229 million in Q1 2007, down 25.2% from Q1 2006. The decrease is attributable to Body-welding operations in Europe and Powertrain operations in North America, which are impacted by the structural decline in the industry’s investment levels. Exchange rate trends also negatively influenced revenue performance.

Order intake for the period totaled €398 million, substantially in line with Q1 2006. The order backlog at the end of the quarter totaled €648 million, up 12% from December 31, 2006.

In Q1 2007 Comau had a trading loss of €26 million, compared to a €6 million trading loss in Q1 2006. The change is mainly attributable to the negative performance of Body-welding operations in Europe.

Starting from the second half of 2006, the business has undergone an intense reshaping and restructuring process. Benefits associated with these efforts will be fully visible in 2008.

Other Businesses

In Q1 2007, Itedi had revenues of €100 million, up 6.4% from Q1 2006. Higher revenues at Editrice La Stampa and higher advertising revenues at Publikompass contributed to this increase.

Itedi closed the quarter with a trading profit substantially at break even, in line with Q1 2006. Higher marketing costs and the termination of government paper cost subsidies were offset by better revenue performance and cost-containment initiatives.

As a result of the process of transformation of services activities and their refocusing on Fiat customers, starting January 1, 2007 the activities of the Business Solutions Sector were transferred to Fiat Services, a company that is reported under Holding companies and Other companies. Fiat Services provides services exclusively to the Fiat Group and is organized in three service units: Transactional Processes (Finance and Payroll), ICT Services and Customs Services.

In the first quarter of 2007 the trading loss of all remaining activities, including Holding companies and the impact of eliminations and consolidation adjustments, increased by €34 million mainly due to lower activities on the High Speed Railway contract and different scope of operations (disposal of Banca Unione di Credito) as well as the expensing of stock option costs.

Significant Events Occurring in the first months of 2007

On February 1, Fiat Auto adopted a new name, Fiat Group Automobiles S.p.A., to underscore the international aspirations of this sector and the change in its corporate culture. Fiat Group Automobiles is the 100%-owner of four new companies - Fiat Automobiles, Alfa Romeo Automobiles, Lancia Automobiles, and Fiat Professional (the new designation for Fiat Light Commercial Vehicles) - whose creation reflects the Group’s renewed focus on the brands and their respective market positioning.

The process of strengthening the Group through targeted international agreements continued in Q1 2007. On February 14, 2007, Fiat Group Automobiles and Tata Motors signed an agreement which calls for a Tata license to build a pick-up vehicle bearing the Fiat nameplate at Fiat plant in Córdoba, Argentina. The first vehicles will roll off the Córdoba assembly lines during 2008. Annual production is slated at around 20,000 units. Total planned investment in the project is around US$80million.

In February, Iveco and Tata Motors announced the signing of a Memorandum of Understanding to analyze the feasibility of cooperation, across markets, in the area of Commercial Vehicles. The agreement encompasses a number of potential developments in engineering, manufacturing, sourcing and distribution of products, aggregates and components.

2007 Outlook

The sound results of the first quarter provide a solid foundation for the Group’s commitment to growth and margin expansion over the 2007-10 period.

The Group will continue to deliver sequential improvements year-over-year, and confirms all of its 2007-10 targets announced last November.

For 2007, the Group’s targets are:

•	Group trading profit between €2.5 and €2.7 billion (4.5% to 5.1% trading margin);

•	Net income between €1.6 and €1.8 billion;

•	Earning per share between €1.25 and €1.40.

The Group is confirming 2007 guidance at the upper end of the indicated range.

In addition, on the basis of strong industrial cash flow generation in the first quarter, the Group now expects year-end net industrial debt below €1 billion (excluding the impact of share buy-backs), less than half the previously announced target of €2 billion.

While working on the achievement of these objectives, the Fiat Group will continue to implement its strategy of targeted alliances, in order to optimize capital commitments and reduce risks.

Turin, April 23, 2007

Consolidated Income Statement

(in millions of euros)	1st Quarter 2007	1st Quarter 2006
Net revenues	13,676	12,556
Cost of sales	11,479	10,649
Selling, general and administrative costs	1,255	1,213
Research and development costs	374	330
Other income (expenses)	27	(41)
Trading profit	595	323
Gains (losses) on the disposal of investments	44	2
Restructuring costs	15	3
Other unusual income (expenses)	(29)	1
Operating result	595	323
Financial income (expenses)	(57)	(135)
Result from investments:	36	44
- Net result of investees accounted for using the equity method	28	27
- Other income (expenses) from investments	8	17
Result before taxes	574	232
Income taxes	198	81
Result from continuing operations	376	151
Result from discontinued operations	-	-
Net result	376	151

Attributable to:
Equity holders of the parent	358	138
Minority interests	18	13

Net revenues

	1st Quarter
(in millions of euros)	2007	2006	% change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	6,824	6,139	11.2
Agricultural and Construction Equipment (CNH-Case New Holland)	2,691	2,652	1.5
Trucks and Commercial Vehicles (Iveco)	2,487	2,071	20.1
Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	3,244	3,204	1.2
Other Businesses (Publishing and Communications, Holding companies and Other companies)	333	358	-7.0
Eliminations	(1,903)	(1,868)	-
Total for the Group	13,676	12,556	8.9

Trading profit

	1st Quarter
(in millions of euros)	2007	2006	Change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	222	49	173
Agricultural and Construction Equipment (CNH-Case New Holland)	189	137	52
Trucks and Commercial Vehicles (Iveco)	150	70	80
Components and Production Systems (FPT, Magneti Marelli, Teksid and Comau)	83	82	1
Other Businesses (Publishing and Communications, Holding companies and Other companies) and Eliminations	(49)	(15)	-34
Total for the Group	595	323	272
Trading margin (%)	4.4	2.6

Consolidated Balance Sheet

(in millions of euros)	At March 31, 2007	At December 31, 2006
ASSETS
Intangible assets	6,417	6,421
Property, plant and equipment	10,386	10,540
Investment property	11	19
Investments and other financial assets	2,287	2,280
Leased assets	267	247
Defined benefit plan assets	11	11
Deferred tax assets	1,849	1,860
Total Non-current assets	21,228	21,378
Inventories	9,076	8,447
Trade receivables	5,043	4,944
Receivables from financing activities	11,898	11,743
Other receivables	2,883	2,839
Accrued income and prepaid expenses	290	247
Current financial assets:	795	637
- Current investments	35	31
- Current securities	288	224
- Other financial assets	472	382
Cash and cash equivalents	7,272	7,736
Total Current assets	37,257	36,593
Assets held for sale	177	332
TOTAL ASSETS	58,662	58,303
Total assets adjusted for asset-backed financing transactions	50,581	49,959
LIABILITIES
Stockholders' equity:	10,341	10,036
- Stockholders' equity of the Group	9,715	9,362
- Minority interest	626	674
Provisions:	8,490	8,611
- Employee benefits	3,686	3,761
- Other provisions	4,804	4,850
Debt:	19,622	20,188
- Asset-backed financing	8,081	8,344
- Other debt	11,541	11,844
Other financial liabilities	98	105
Trade payables	13,051	12,603
Other payables	5,628	5,019
Deferred tax liabilities	254	263
Accrued expenses and deferred income	1,073	1,169
Liabilities held for sale	105	309
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	58,662	58,303
Total liabilities adjusted for asset-backed financing transactions	50,581	49,959

Consolidated Statement of Cash Flows

(in millions of euros)			1st Quarter 2007	1st Quarter 2006
A)	Cash and cash equivalents at beginning of period as reported		7,736	6,417
	Cash and cash equivalents included as Assets held for sale		5	-
B)	Cash and cash equivalents at beginning of period		7,741	6,417
C)	Cash flows from (used in) operating activities during the period:
	Net result		376	151
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		668	754
	(Gains) losses and other non-cash items		(220)	(30)
	Dividends received		12	12
	Change in provisions		(137)	(18)
	Change in deferred income taxes		5	(22)
	Change in items due to buy-back commitments	(a)	41	(64)
	Change in working capital		(33)	(175)
	Total		712	608
D)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(589)	(632)
	- Investments in consolidated subsidiaries and other investments		(31)	(3)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		226	131
	Net change in receivables from financing activities		(165)	368
	Change in current securities		(62)	89
	Other changes		(31)	44
	Total		(652)	(3)
E)	Cash flows from (used in) financing activities:
	New issuance of bonds		-	1,417
	Repayment of bonds:		(21)	(18)
	Issuance of other medium-term borrowings		17	352
	Repayment of other medium-term borrowings		(233)	(253)
	Net change in other financial payables and other financial assets/liabilities		(282)	(122)
	Proceeds from the sale of treasury stock		4	-
	Dividends paid		(15)	(2)
	Total		(530)	1,374
	Translation exchange differences		3	(30)
F)	Total change in cash and cash equivalents		(467)	1,949
G)	Cash and cash equivalents at end of period		7,274	8,366
	Cash and cash equivalents included as Assets held for sale		2	-
H)	Cash and cash equivalents at end of period as reported		7,272	8,366
(a)
The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds form sales at the end of the contract term, relating to assets included in Property, plant and equipment.

Translation of financial statements denominated in a currency other than the euros
The principal exchange rates used in 2006 and 2005 to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	1st Quarter 2007		At December 31, 2006	1st Quarter 2006
	Average	At March 31		Average	At March 31
US dollar	1.311	1.332	1.317	1.202	1.210
Pound sterling	0.671	0.680	0.672	0.686	0.696
Swiss franc	1.616	1.625	1.607	1.559	1.580
Polish zloty	3.886	3.867	3.831	3.835	3.943
Brazilian real	2.763	2.730	2.815	2.641	2.629
Argentine peso	4.078	4.162	4.066	3.700	3.743

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney